Exhibit (a) (22)


                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205
                             Phone: (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.
(212) 843-8500


FOR IMMEDIATE RELEASE


FANT URGES HEI BOARD TO HOLD SPECIAL MEETING PROMPTY

NEW YORK, NEW YORK - May 20, 1998 - In a letter to the Board of Directors of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota, Anthony J. Fant urged the Board to promptly hold the special meeting of shareholders that he demanded nearly two weeks ago. The Board has failed so far to call the special meeting to remove obstacles to Fant's $8.00 per share cash tender offer. Among other things, HEI shareholders will vote on replacing the current directors (other than Eugene Courtney) with Fant's slate.

"We want to consummate the offer now," Mr. Fant said. "We see a window of opportunity to initiate growth now," he added. "We urge the Board to end its campaign of delay. Stop standing in the way of the shareholders' ability to have their say and make their choice. Hold the special meeting now and let them decide."

Mr. Fant's letter urges the Board to hold the special meeting in early June and not push it back to the last permissible date.

Mr. Fant and Fant Industries Inc. mailed on April 23, 1998, a proxy statement and related materials to HEI's shareholders to solicit proxies to be used at this special meeting. The proxy solicitation was preceded by an $8.00 per share cash tender offer commenced by Fant Industries on March 10, 1998 to buy an additional 11.5% of the Common Stock of HEI.

Fant Industries has retained Beacon Hill Partners, Inc. for solicitation and advisory services.